UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40537Q605

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q605

1.	Names of Reporting Persons AF IV Energy II AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,423,785

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,423,785 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,423,785 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,082,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,082,728 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,082,728 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 9, 2016 and Amendment No. 1 filed by the Reporting Persons on January 26, 2017 (as amended, the “Original Schedule 13D”, and together with this Amendment No. 2, the “Schedule 13D”).  Terms defined in the Original Schedule 13D are used herein as so defined.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

The aggregate purchase price paid by the Purchasers with respect to the Preferred Stock purchased from the Issuer pursuant to the Stock Purchase Agreement was $20,010,000.00.  The purchase of the Preferred Stock was financed with cash on hand from contributions of partners of the Purchasers.

Item 5.           Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended as follows:

(a) Aggregate number and percentage of securities.

On February 27, 2017, the Purchasers acquired an aggregate of 276 shares of the Issuer’s Preferred Stock pursuant to the Stock Purchase Agreement, each share of which is convertible into 10,000 shares of Common Stock upon the approval of the Issuer’s stockholders.  The Preferred Stock will convert automatically on the 20th calendar day after the Issuer mails a definitive information statement to holders of its Common Stock notifying them that holders of a majority of the Issuer’s outstanding Common Stock have consented to the issuance of the Common Stock upon conversion of the Preferred Stock.  The Issuer reported in its Current Report on Form 8-K filed on January 26, 2017, that as of January 24, 2017, the Issuer had received written consent for conversion of the Preferred Stock from stockholders representing more than 50% of the Issuer’s outstanding Common Stock.

The Purchasers, as of the date hereof, hold an aggregate of (i) 17,981,822 shares of Common Stock, (ii) shares of Preferred Stock convertible into an aggregate of 2,760,000 shares of Common Stock, and (iii) Warrants to purchase an aggregate of up to 340,906 shares of Common Stock, each in the individual amounts noted below:

Ares Investment Vehicle	Aggregate number of shares of Common Stock	Aggregate number of shares of Common Stock to be issued upon conversion of the Preferred Stock	Aggregate number of shares of Common Stock issuable upon the exercise of the Warrants
AF IV Energy II AIV B1, L.P.	4,584,460	733,705	105,620
AF IV Energy II AIV A1, L.P.	727,651	116,455	16,764
AF IV Energy II AIV A2, L.P.	1,091,366	174,664	25,136
AF IV Energy II AIV A3, L.P.	460,774	73,743	10,613
AF IV Energy II AIV A4, L.P.	471,169	75,407	10,846
AF IV Energy II AIV A5, L.P.	603,875	96,645	13,916
AF IV Energy II AIV A6, L.P.	472,916	75,686	10,899
AF IV Energy II AIV A7, L.P.	242,562	38,820	5,591

AF IV Energy II AIV A8, L.P.	470,538	75,306	10,840
AF IV Energy II AIV A9, L.P.	487,756	78,061	11,236
AF IV Energy II AIV A10, L.P.	727,651	116,455	16,764
AF IV Energy II AIV A11, L.P.	272,823	43,663	6,279
AF IV Energy II AIV A12, L.P.	484,996	77,620	11,166
SSF III Halcon AIV B1, L.P.	221,604	35,466	2,691
SSF III Halcon AIV 1, L.P.	949,666	151,986	11,540
SSF III Halcon AIV 2, L.P.	142,470	22,801	1,735
SSF III Halcon AIV 3, L.P.	272,257	43,573	3,314
SSF IV Halcon AIV B1, L.P.	1,540,296	246,512	20,518
SSF IV Halcon AIV 1, L.P.	71,669	11,470	949
SSF IV Halcon AIV 2, L.P.	528,207	84,535	7,031
SSF IV Halcon AIV 3, L.P.	573,655	91,809	7,637
SSF IV Halcon AIV 4, L.P.	143,453	22,958	1,910
SSF IV Halcon AIV 5, L.P.	316,411	50,639	4,211
SSF IV Halcon AIV 6, L.P.	532,209	85,176	7,089
SSF IV Halcon AIV 7, L.P.	639,592	102,361	8,516
Ares Dynamic Credit Allocation Fund, Inc.	292,519	—	—
Ares Strategic Investment Partners Ltd.	194,858	34,484	2,132
Future Fund Board of Guardians	224,654	—	3,244
ASIP (Holdco) IV S.a r.l.	95,790	—	1,677
Ares Multi-Strategy Credit Fund V (H), L.P.	42,051	—	1,042
Transatlantic Reinsurance Company	67,228	—	—
RSUI Indemnity Company	34,696	—	—

None of the Purchasers hold shares of Common Stock, including those shares that will be issued upon conversion of the Preferred Stock or upon exercise of the Warrants held by such Purchaser, representing 5.0% or more of the outstanding shares of Common Stock as of the date hereof. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock, including those shares that will be issued upon conversion of the Preferred Stock and those shares issuable upon exercise of the Warrants, reported on the cover pages to this Schedule 13D for such Reporting Person.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, that include 340,906 shares of Common Stock issuable upon exercise of the Warrants and 2,760,000 shares to be issued upon the conversion of the Preferred Stock.  The ownership percentages reported in this Schedule 13D are based on an aggregate of (i) 92,991,183 shares of Common Stock outstanding as of January 24, 2017 as reported by the Issuer in the Stock Purchase Agreement, and (ii) approximately 55,180,000 shares of Common Stock that will be issued upon conversion of the Preferred Stock.

(b) Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes 340,906 shares of Common Stock issuable upon exercise of the Warrants and 2,760,000 shares to be issued upon the conversion of the Preferred Stock.

(c) Transactions within the past 60 days.  Except for the information set forth herein in this Item 5, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Registration Rights Agreement

In connection with the Stock Purchase Agreement, on February 27, 2017 the Purchasers and certain other purchasers (together, the “Selling Stockholders”) entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer.  Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to (1) file with the Securities and Exchange Commission (the “SEC”) a registration statement covering resales of the Issuer’s Common Stock issuable upon conversion of the Preferred Stock on or before the earlier of (i) 30 days following the date the Issuer files its annual report on Form 10-K for the year ended December 31, 2016, and (ii) 90 days after the closing date of the transactions contemplated by the Stock Purchase Agreement (the “Closing Date”), and (2) use commercially reasonable efforts to cause the registration statement to be declared effective within 90 days following the date of filing.  The Issuer has agreed to keep the registration statement effective, subject to certain exceptions, for up to two years after it is declared effective by the SEC.

The Issuer has agreed to pay certain penalties if the registration statement is not declared effective by the SEC within 120 days following the Closing Date, which deadline may be extended under certain limited circumstances.  After that deadline and until such time as the registration statement is declared effective (or until the Issuer is no longer required to cause the registration statement to be declared effective), the Issuer will be required to pay the holders of the Preferred Stock (or the Common Stock issued upon conversion thereof) a cash penalty of 0.25% of the price at which the Preferred Stock was sold per 30-day period.  Such penalty will increase each subsequent 60-day period that the registration statement has not been declared effective, up to a maximum penalty of 5.0% of the price at which the Preferred Stock was sold per 30-day period.

The Issuer has agreed to indemnify each Selling Stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such Selling Stockholder sells its shares of the Issuer’s Common Stock pursuant to the Registration Rights Agreement.  Each Selling Stockholder has agreed to indemnify the Issuer and the other Selling Stockholders for federal or state securities law violations that occur in reliance upon written information it provides to the Issuer for inclusion in the registration statement filed pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit	Description

Exhibit 7	Registration Rights Agreement by and between the Issuer and the Purchasers, dated as of February 27, 2017 (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2017

AF IV ENERGY II AIV B1, L.P.

By: Ares Management LLC

Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By: ARES HOLDCO LLC

Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC

Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

Exhibit Index

Exhibit	Description

Exhibit 1	Disclosure Statement and Plan (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K of the Issuer filed on June 20, 2016).

Exhibit 2

Restructuring Support Agreement by and among the Issuer and the Consenting Creditors (as defined therein), dated as of June 9, 2016 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on June 13, 2016).

Exhibit 3

Warrant Agreement, dated as of September 9, 2016, by and between Halcon Resources Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 4

Registration Rights Agreement, dated as of September 9, 2016, by and among the Issuer and the Holders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on September 9, 2016).

Exhibit 5	Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on January 26, 2017).

Exhibit 6	Lock-Up Agreement.*

Exhibit 7	Registration Rights Agreement by and between the Issuer and the Purchasers, dated as of February 27, 2017 (filed herewith).

Exhibit 99.1	Joint Filing Agreement.*

* Previously filed.